April 26, 2019

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of Disclosure Filed in Exchange Act Annual Report Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities and Exchange Act of 1934, as amended, notice is hereby provided that Oi S.A. – In Judicial Reorganization has made disclosure pursuant to such provisions in its Annual Report on Form 20-F for the fiscal year ended December 31, 2018, which was filed with the U.S. Securities and Exchange Commission on April 26, 2019.

Respectfully submitted,

Oi S.A. – In Judicial Reorganization

/s/ Carlos Augusto Machado Pereira de Almeida Brandão
Carlos Augusto Machado Pereira de Almeida Brandão
Chief Financial Officer and Investor Relations Officer